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                     [LOGO] RAPTOR NETWORKS TECHNOLOGY, INC.
                          1241 E. Dyer Road, Suite 150
                           Santa Ana, California 92705
                                 (949) 623-9300


                                 April 24, 2007


Via Fedex and EDGAR Correspondence
----------------------------------

Mark P. Shuman
Branch Chief - Legal
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

      RE:   RAPTOR NETWORKS TECHNOLOGY, INC.
            REGISTRATION STATEMENT ON FORM SB-2/A
            FILED MARCH 27, 2007
            FILE NO. 333-140178

Dear Mr. Shuman:

      This letter responds to the comments of your letter dated April 20, 2007 relating to Raptor Networks Technology, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

      The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company's Registration Statement on Form SB-2, Reg. No. 333-140178 (the "Registration Statement") contain revisions that are in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of April 20, 2007, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of April 20, 2007. The page numbers referenced below correspond to the MARKED version of the Registration Statement enclosed herewith.

      The Company respectfully asks that you and your staff undertake to review this letter and the enclosed Registration Statement as promptly as reasonably convenient, as the Company may be subject to significant monetary penalties if the Registration Statement is not declared effective by April 30, 2007 in accordance with the Company's registration obligations to the selling stockholders listed therein. The Company would appreciate any efforts that can be made by you and your staff in this regard.

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REGISTRATION STATEMENT ON FORM SB-2

      PROSPECTUS SUMMARY, PAGE 3

1. PLEASE EXPAND FOOTNOTE 1 TO THE TABLE PRESENTED UNDER THE SUB-HEADING "THE OFFERING" TO INFORM STOCKHOLDERS ABOUT THE AGGREGATE NUMBER OF SHARES PURCHASABLE UPON EXERCISE OF THE WARRANTS ISSUED TO THE SELLING SHAREHOLDERS. PLEASE PROVIDE A CROSS-REFERENCE TO THE PAGE NUMBER OF THE BODY OF THE PROSPECTUS WHERE DETAILED DESCRIPTIONS OF THE TERMS OF THE NOTES AND WARRANTS HELD BY THE SELLING SHAREHOLDERS ARE PROVIDED.

      The Company has expanded its disclosure to footnote 1 to the table presented under the sub-heading "The Offering" on page 4 of the MARKED Registration Statement to inform stockholders about the aggregate number of shares purchasable upon exercise of the warrants issued to the selling security holders and to provide a cross-reference to the page number of the body of the prospectus where detailed descriptions of the terms of the notes and warrants held by the selling shareholders are provided.

2. ALSO, CONCISELY INFORM STOCKHOLDERS THAT THE RATE AT WHICH SHARES WOULD BE ISSUED TO DISCHARGE INDEBTEDNESS WOULD BE THE SMALLEST OF THE NOTE CONVERSION RATE, A PRICE AT WHICH SHARES ARE ISSUED IN FUTURE TRANSACTIONS, OR A DISCOUNT OF 7.5% TO 10% FROM SHARE PRICES IN THE TRADING MARKET AT TIMES CLOSE TO THE REPAYMENT. STATE CLEARLY THAT THE NUMBER OF SHARES NECESSARY TO REPAY THE DEBT MAY INCREASE WITHOUT LIMIT WITH FUTURE STOCK PRICE DECLINES.

      Please see the Company's additional disclosures under the caption "Conversion Features of Senior Convertible Notes" on page 5 of the MARKED Registration Statement.

RISK FACTORS

      IF WE ARE UNSUCCESSFUL IN MAINTAINING COMPLIANCE OR IN MODIFYING OUR REGISTRATION OBLIGATIONS, PAGE 14

3. RECONCILE DISCLOSURE IN THE FILING INDICATING THAT THE REGISTRATION RIGHTS AGREEMENT REQUIRES YOU TO REGISTER RESALES OF 130% OF THE SHARES UNDERLYING THE NOTES, SERIES L WARRANTS, AND SERIES M WARRANTS, WITH DISCLOSURE ELSEWHERE INDICATING THAT THE REGISTRATION RIGHTS AGREEMENT WAS AMENDED TO REQUIRE THE REGISTRATION OF THE 15,267,292 SHARES. CLARIFY WHETHER YOU WOULD BE IN COMPLIANCE WITH THE REGISTRATION OBLIGATIONS WHEN THE CURRENT REGISTRATION STATEMENT IS DECLARED EFFECTIVE. BRIEFLY INDICATE THE CONSEQUENCES OF REGISTERING LESS THAN ALL OF THE SHARES YOU ARE CONTRACTUALLY OBLIGATED TO REGISTER, AND PROVIDE A CROSS-REFERENCE TO A LOCATION IN THE PROSPECTUS WHERE YOU DISCUSS MATERIAL CONTINGENCIES ASSOCIATED WITH ANY NON-COMPLIANCE WITH THE CONTRACTUAL REGISTRATION COMMITMENTS. IT APPEARS THAT THE CAPTION OF THE RISK FACTOR SHOULD BE EXPANDED TO REFER TO THE RIGHT OF NOTE HOLDERS TO REQUIRE REDEMPTION OF THE NOTES IF THE REGISTRATION OBLIGATIONS ARE NOT SATISFIED. IN THE TEXT OF THE RISK FACTOR SUCCINCTLY DISCUSS THE POSSIBLE FINANCIAL EFFECT OF THE REDEMPTION OBLIGATIONS.

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      With respect to the comment asking the Company to RECONCILE DISCLOSURE IN
THE FILING INDICATING THAT THE REGISTRATION RIGHTS AGREEMENT REQUIRES YOU TO REGISTER RESALES OF 130% OF THE SHARES UNDERLYING THE NOTES, SERIES L WARRANTS, AND SERIES M WARRANTS, WITH DISCLOSURE ELSEWHERE INDICATING THAT THE REGISTRATION RIGHTS AGREEMENT WAS AMENDED TO REQUIRE THE REGISTRATION OF THE 15,267,292 SHARES, please see the Company's additional disclosures on pages 32 and 66-67 of the MARKED Registration Statement clarifying that the Company's registration obligations were modified as part of the January 2007 amendment and restatement of the convertible note financing to require an initial registration statement covering 15,267,292 shares of common stock underlying the convertible notes, with subsequent registration statements covering any shares remaining under the notes and all shares underlying the warrants to be filed at a later date.

      With respect to the remainder of the comments set forth in comment no. 3 above, please see the Company's expanded disclosures under the Risk Factor captioned "If we are unsuccessful in maintaining compliance with or modifying our registration obligations with regard to our senior convertible notes and related warrants, we may incur substantial monetary penalties" on pages 15-16 of the MARKED Registration Statement, which:

            o clarify that the Company would be in compliance with its initial registration obligations so long as the Registration Statement is declared effective prior to April 30, 2007;

            o briefly describe that registering less than all of the shares the Company is contractually obligated to register would subject the Company to payment of the liquidated damages described elsewhere in the same Risk Factor;

            o provide a cross-reference to the section in the prospectus captioned "Amended and Restated Registration Rights Agreement" that discusses the material contingencies associated with any non-compliance with the Company's contractual registration obligations;

            o describe that the Company's failure to meet its contractual registration obligations could result in an event of default under the convertible notes, which in turn would entitle the note holders the right to demand payment in full of the notes, plus an additional redemption penalty; and

            o discuss the negative consequences to the Company in the event the note holders were to require a redemption of the notes.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      LIQUIDITY AND CAPITAL RESOURCES-SENIOR CONVERTIBLE NOTE FINANCING, PAGE 28

4. IN THE "PAYMENT OF INTEREST" SUB-SECTION, PLEASE BRIEFLY DESCRIBE THE CONDITIONS THAT MUST BE SATISFIED FOR THE COMPANY TO ELECT TO REPAY THE INTEREST WITH SHARES OF ITS COMMON STOCK.

                                       3

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      Please see the Company's expanded disclosures under the caption "Payment of Interest" on pages 36 and 79 of the marked Registration Statement.

      SELLING SECURITY HOLDERS, PAGE 61

5. IN THE FIRST PARAGRAPH UNDER THE SUB-HEADING "TOTAL POTENTIAL PROFIT TO NOTE HOLDERS FROM SENIOR CONVERTIBLE NOTES" YOU STATE THAT YOU ANTICIPATE THAT YOU WILL PAY THE ENTIRE BALANCE OF THE SENIOR CONVERTIBLE NOTES AND INTEREST WITH SHARES OF YOUR COMMON STOCK. AT THIS LOCATION, PLEASE INDICATE THAT BECAUSE YOUR ABILITY TO USE SHARES OF COMMON STOCK FOR THESE PURPOSES IS SUBJECT TO CONDITIONS THAT YOU MAY NOT SATISFY, YOU MAY BE REQUIRED TO REPAY PRINCIPAL AND INTEREST IN CASH. ALSO, PROVIDE AT THAT LOCATION CONCISE INFORMATION ABOUT THE AMOUNTS AND TIMING OF THE CASH PAYMENT OBLIGATIONS THAT COULD BE REQUIRED TO DISCHARGE YOUR OBLIGATIONS UNDER THESE NOTES.

      Please see the Company's expanded disclosures under the caption "Total Potential Profit to Note Holders from Senior Convertible Notes" on page 69 of the MARKED Registration Statement.

      In addition to responding to the comments above, the Company has revised its disclosure under the caption "Amended and Restated Registration Rights Agreement" on pages 40 and 82 of the MARKED Registration Statement to reflect that the selling security holders have agreed to extend the deadline by which the Registration Statement must be declared effective to April 30, 2007.

      We trust that the foregoing is responsive to your comments in your letter of April 20, 2007. If you have any questions, please call me at (949) 623-9305 or the Company's corporate counsel Garett M. Sleichter at (714) 641-3495 or Thomas J. Crane at (714) 641-3464.

                                                   Respectfully submitted,

                                                   /s/ BOB VAN LEYEN

                                                   Bob van Leyen,
                                                   Chief Financial Officer and
                                                   Secretary

cc:   Barbara Jacobs (w/encl.)
      Thomas J. Crane
      Garett M. Sleichter


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